WESTERN & SOUTHERN FINANCIAL GROUP
400 BROADWAY
CINCINNATI, OHIO 45202

April 19, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Touchstone Funds Group Trust (the “Trust”)
(1933 Act File No.: 033-70958) (1940 Act File No.: 811-08104)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 80 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (b) of Rule 485 under the Securities Act of 1933, as amended, and is effective upon filing. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of changing the name, sub-adviser, and principal investment strategy of the Touchstone Emerging Markets Equity Fund (to be known as the Touchstone Emerging Markets Small Cap Fund).

Please direct any comments or questions on this filing to the undersigned at (513) 357-6029.

Best regards,

/s/ Meredyth Whitford
Meredyth A. Whitford
Counsel, Touchstone Funds